As filed with the Securities and Exchange Commission on May 31, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CalAmp Corp.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	0-12182 (Commission File Number)	95-3647070 (I.R.S. Employer Identification No.)

15635 Alton Parkway, Suite 250 Irvine, California (Address of Principal Executive Offices)		92618 (Zip Code)

Kurtis Binder

Executive Vice President and Chief Financial Officer

(949) 600-5600

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Materials Disclosure and Report.

Conflict Minerals Disclosure

CalAmp Corp.’s Conflict Minerals Report for the year ended December 31, 2018 is filed as Exhibit 1.01 hereto and is publicly available on the Company’s web site at www.calamp.com/supply-chain.

Item 1.02 Exhibit

The Conflict Materials Report is attached hereto as Exhibit 1.01.

Section 2 - Exhibits

Item 2.01. Exhibits.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the duly authorized undersigned.

CALAMP CORP.

By:	/s/ Kurtis Binder
Kurtis Binder
Executive Vice President and Chief Financial Officer

Date:  May 31, 2019